

Mail Stop 4561

June 3, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re:** **Denali Holding Inc.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed June 3, 2016**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 3, 2016**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your amended filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

The Merger Agreement

Conditions to the Merger, page 272

1.   Please undertake to resolicit shareholder approval if either EMC or Denali waives a material condition to the merger, such as the condition that the Class V Common Stock be approved for listing on the NYSE, or advise. Also include a statement to this effect in the revised risk factor on page 67. We believe that resolicitation is generally required when parties waive material conditions to a merger.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP

        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP